BALCOR/COLONIAL STORAGE INCOME FUND - 86
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

                                April 26, 1996

Dear Investor:

 On April 15, 1996, Public Storage, Inc. ("Public Storage") announced an unsolicited offer to purchase up to 77,000 (32.5%) of the outstanding limited partnership interests ("Units") in Balcor/Colonial Storage Income Fund - 86 (the "Partnership") for a price of $240 per Unit. Your General Partners, Balcor Storage Partners-86 and Colonial Storage 86, Inc. (the "General Partners"), are expressing no opinion and are remaining neutral with respect to the offer by Public Storage. However, in evaluating Public Storage's offer to purchase Units, you should consider the following:

 1. The Partnership has entered into a Purchase Agreement with Storage Trust Properties, L.P., a Delaware limited partnership ("STP"), dated March 5, 1996, and has agreed to sell to STP all of the Partnership's properties for a purchase price of $67,100,000. The sale to STP is scheduled to close on May 15, 1996, but may be extended under certain circumstances to July 15, 1996.

 If the sale to STP is consummated, the Partnership anticipates making total liquidating distributions of $254 to $257 per Unit. An initial distribution of at least $254 per Unit is expected to be made no later than 30 days after the sale to STP is consummated. A chart illustrating the factors used to determine the estimated liquidating distribution is provided on the attached Schedule 14D-9, although the amounts distributed to Limited Partners may vary from the amounts set forth on the chart. The $240 per Unit price offered by Public Storage is less than the anticipated liquidating distribution.

 Although the sale of the Partnership's properties is subject to the satisfaction of certain terms and conditions, including approval by the holders of a majority of the outstanding Units, all of the more significant conditions (including title, survey and environmental) have already been satisfied and the General Partners anticipate that if the required Limited Partner approval is obtained, the sale to STP will be consummated. The General Partners are currently finalizing proxy materials to obtain the necessary Limited Partner approval. If Limited Partner approval is obtained and the properties are sold to STP, the Partnership will be liquidated. There can be no assurance, however, that the required Limited Partner approval will be obtained or that other unforeseen event[s] will not delay or prevent the sale to STP.

 2. The General Partners' estimated liquidating distribution of $254 to $257 per Unit is for all of the outstanding Units. Public Storage's current offer of $240 is for only 32.5% of the outstanding Units. If more than 32.5% of the outstanding Units are tendered by Limited Partners, a portion of any Units so tendered will not be purchased by Public Storage. Accordingly, Limited Partners who want to sell all of their Units to Public Storage may be unable to do so.

 3. Public Storage presently owns 3.6% of the outstanding Units and has indicated a right to acquire an additional 4.2% of the outstanding Units from a third party. If Public Storage acquires an additional 32.5% of the outstanding Units, Public Storage may be in a position to influence the outcome of any matter on which the Limited Partners may vote.

 4. As noted in the Public Storage offer materials, Public Storage is making its offer with a view to making a profit, and there is accordingly a conflict between Public Storage's desire to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. However, for Limited Partners who desire immediate cash, Public Storage's offer, while lower than the estimated liquidating distribution resulting from a sale to STP, provides an opportunity to sell at least a portion of their investment in the Partnership.

 Under the terms of Public Storage's offer, Public Storage cannot purchase any tendered Units prior to May 14, 1996, which date may be extended at Public Storage's option. If you wish to withdraw any Units tendered to Public Storage at any time prior to 5:00 p.m., E.S.T., on May 14, 1996, (or any extended date) you may do so by complying with the withdrawal procedures set forth in the Public Storage offer, an excerpt of which is attached hereto. You should consult your personal financial, tax and legal advisors as to your personal situation prior to making a decision regarding Public Storage's offer. If you wish to retain your Units, you need not take any action regarding Public Storage's offer.

 We strongly urge you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the Partnership's response to the Public Storage offer. The Exhibits to Schedule 14D-9 have been omitted but may be obtained at the Partnership's expense by calling 1-800-422-5267.

 Your General Partners will continue to act in the manner that they believe to be in the best interests of the Partnership and the Limited Partners.

                Very truly yours,             Very truly yours,

                /s/James R. Pruett            /s/Thomas E. Meador

                James R. Pruett, President    Thomas E. Meador, Chairman

                Colonial Storage 86, Inc.     Balcor Storage Partners - 86

  Excerpts From "Offer to Purchase for Cash Up to 77,000 Limited Partnership Interests of Balcor/Colonial Storage Income Fund - 86, at $240 Per Interest by
                             Public Storage, Inc."

Withdrawal Rights

 Except as otherwise provided in the Offer, all tenders of Interests pursuant to the offer are irrevocable, provided that Interests tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Tenders of Interests not accepted for payment by the Company pursuant to the Offer may also be withdrawn at any time after June 14, 1996.

 For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Interests to be withdrawn, the number of Interests to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. The signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution (a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program).

 If acceptance for payment of, or payment for, Interests is delayed for any reason or if the Company is unable to accept for payment, or pay for, Interests for any reason, without prejudice to the Company's rights under the Offer, tendered Interests may be retained by the Depositary on behalf of the Company and may not be withdrawn except to the extent that tendering Interest Holders are entitled to withdrawal rights as set forth herein, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

 All questions as to the form and validity (including timeliness of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Neither the Company, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

 Any Interests properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Interests may be re-tendered, however, by following any of the procedures described in the Offer at any time prior to the Expiration Date.

Back Cover of Offer to Purchase

 The Letter of Transmittal and any other required documents should be sent or delivered by each Interest Holder to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                       The First National Bank of Boston

         By Mail                   By Hand            By Overnight Courier

 The First National Bank      BancBoston Trust       The First National Bank
        of Boston                                           of Boston
  Shareholder Services       Company of New York       Corporate Agency &
                                                         Reorganization
      P.O. Box 1872             55 Broadway             150 Royall Street

   Mail Stop 45-01-19             3rd Floor            Mail Stop 45-01-19
    Boston, MA 02105         New York, NY 10006         Canton, MA 02021


 Any questions about the Offer to Purchase may be directed to the Soliciting Agent at its telephone number set forth below:

                    The Soliciting Agent for the Offer is:
                               The Weil Company
                                 (800)478-2605

 Any requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Company at its address and telephone number set forth below:

                             Public Storage, Inc.
                     600 North Brand Boulevard, Suite 300
                        Glendale, California 91203-1241
                                 (800)421-2856
                                 (818)244-8080